Exhibit 99.2

NICE Awarded Its Largest Ever CXone Deal in the APAC Region, Demonstrating
NICE’s Global Leadership

NICE secured the 8-digit ACV deal with a total contract value of over $100M after the organization chose NICE’s market-leading CXone platform to replace multiple long-standing legacy incumbents

Hoboken, N.J., June 10, 2024 – NICE (Nasdaq: NICE) today announced a mega win in the APAC region. CXone will displace current legacy incumbents and will enable the customer to modernize and elevate their customer service practice in the CX AI era with one unified platform that covers all customer touchpoints.

The organization selected NICE for its domain expertise, unrelenting market leadership, partner strategy and CXone’s clear superiority as an interaction-centric platform, with full convergence power and the most advanced CX AI.  CXone’s unified and scalable suite of CX applications was the only platform that could address this organization’s need to deliver exceptional customer and employee experiences across digital and voice channels at scale. By choosing CXone, this also enables the opportunity for the organization to benefit from Enlighten.

Darren Rushworth, President, NICE International, said, “We are proud to be trusted as the global vendor of choice to deliver exceptional experiences. This historic deal is representative of the enterprise cloud inflection point we are currently witnessing. AI is intensifying cloud adoption as enterprises realize that to effectively implement CX AI, they must consolidate operations onto a single, interaction-centric platform. This is driving unprecedented adoption of CXone.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.